VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2020

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2020

CONTENTS

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS	
Cash and cash equivalents	$ 97,909
Interest-bearing deposits	250,000
Deposit with clearing organization (restricted)	100,000
Receivables from clearing broker	1,008,312
Securities owned, at fair value	5,332,848
Prepaid expenses and other assets	48,689
Deferred tax asset	30,563
Right-of-use asset	1,300,966
	$ 8,169,287
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued commission expense (related party)	$ 108,333
Accrued expenses and other liabilities	186,106
Lease liabilities	1,436,608
Total Liabilities	1,731,047
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	5,438,240
Total stockholder's equity	6,438,240
	$ 8,169,287

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2020

Revenues:	
Commissions	$ 1,279,433
Administrative fees	655,406
Interest income	78,382
Principal transactions, net	772,819
Other income	115,496
	2,901,536
Expenses:	
Compensation and benefits	643,644
Commission expense – related parties	466,663
Professional services	165,458
Clearing fees	93,012
Occupancy	225,027
Insurance	91,355
Other	103,143
	1,788,302
Income before income taxes	1,113,234
Income tax expense	280,920
Net income	$ 832,314

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2020

	Common Stock	Retained Earnings	Total
Balance at January 1, 2020	$ 1,000,000	$ 4,605,926	$ 5,605,926
Net income	-	832,314	832,314
Balance at December 31, 2020	$ 1,000,000	$ 5,438,240	$ 6,438,240

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2020

Cash flows from operating activities

Net income	$	832,314
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation		1,652
Non Cash Lease Expense		135,642
Deferred taxes		(30,563)
Changes in assets and liabilities		
Receivables from clearing broker		1,151,709
Securities owned, at fair value		(2,276,420)
Prepaid expenses and other assets		(12,646)
Accrued commission expense		30,951
Accrued expenses and other liabilities		95,323
Lease Liabilities		(42,636)
Net cash used in operating activities		(114,674)
Cash and cash equivalents and restricted cash at beginning of year		312,583
Cash and cash equivalents and restricted cash at end of year	$	197,909

Supplemental disclosure:

Income taxes paid	$	230,000

Cash and cash equivalents and restricted cash reconciliation

Cash and cash equivalents	$	97,909
Deposit with clearing organization (restricted)		100,000
	$	197,909

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. ("the Company") was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its security transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York ("Pershing"). The Company is a member of and is regulated by, the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, restricted cash, amounts due from depository institutions, and highly liquid investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Interest-Bearing Deposits: Interest-bearing deposits mature within one year and are carried at cost.

Trading Assets: The Company engages in trading activities for its own account. Securities, that are held principally for resale in the near term, are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis. See Note 9.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The margin balances as of December 31, 2020 were $2,070,663. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables, payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 3. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk: As of December 31, 2020, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. At times these amounts exceed federally insured limits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds) and mutual funds. Management believes there is no significant risk of loss or counterparty risk on these financial instruments and mutual funds.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2020.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

Receivables from Clearing Broker: Receivables from clearing broker represent cash held on account available for future trades.

Leases: Lease assets (Right of Use Assets) and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. As the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. See Note 6.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COVID 19: During the 2020 calendar year, The World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". COVID-19 has disrupted economic markets. The economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On March 27, 2020, the Coronavirus Aid, Relief,and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures.

Adoption of New Accounting Standards: Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing broker (included, but not limited to, receivables related to securities transactions) as impacted by the new guidance. ASC 326 specifies that the Company adopt new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing broker utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from clearing broker is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

Subsequent events: The Company has evaluated subsequent events through March 30, 2021, which is the date these financial statements were available to be issued.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2020, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – SECURITIES OWNED AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2020 securities owned were as follows:

US Corporate Bonds:		
Barclays	$	202,266
General Motors		417,188
HSBC		201,326
Goldman Sachs		442,268
American Express		443,856
JP Morgan		440,652
		2,147,556
Equities:		
Walmart		76,399
Mutual Funds:		
BBH Select Series Large Cap		1,282,858
Morgan Stanley Inception Fund		255,687
Morgan Stanley US Growth Fund		627,945
		2,166,490
Limited Partnership:		
BBH Capital Partners V, L.P.		942,403
	$	5,332,848

There were no sales of trading securities during the year ended December 31, 2020.

As of December 31, 2020, the Company had invested a total of $655,242 in BBH Capital Partners V, L.P. and the fair value of the investment is estimated at $942,403. The Company still has a commitment to invest an additional $244,384 on this Limited Partnership that will be made at the discretion of the Managers of the fund. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities as of December 31, 2020 are determined by obtaining quoted market prices (Level 1).

The fair values of corporate bonds and mutual funds as of December 31, 2020 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The fair value of investments in limited partnerships is derived using pricing models. Pricing models take into account the terms as well as multiple inputs, including, when applicable, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, and currency rates. Investments in limited partnerships are generally categorized in level 2 of the fair value hierarchy; in instances when prices, or any of the other key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

| | Financial Assets at Fair Value As of December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
US Corporate Bonds	$ -	$ 2,147,556	$ -	$ 2,147,556
Equities	76,399	-	-	76,399
Mutual Funds	2,166,490	-	-	2,166,490
Limited Partnership	-	-	942,403	942,403
	$ 2,242,889	$ 2,147,556	$ 942,403	$ 5,332,848

NOTE 4 – FAIR VALUE (CONTINUED)

The Following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2020:

Lelvel 3 Financial Assets as of December 31, 2020		
		Level 3
ASSETS		
Investment in Limited Partnership		
Begginign balance	$	433,888
Unrealized gains		287,161
Purchases		221,354
Transfers		-
Ending Balance	$	942,403

NOTE 5 - INCOME TAXES

Income tax expense for the period ended December 31, 2020 was as follows.

Current	$ 311,483
Deferred	(30,563)
	$ 280,920

The federal statutory rate for the Company is 21%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items. The Company's deferred tax asset is mainly comprised of book/tax differences for the ROU lease.

The U.S. Federal Jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or Florida examinations by tax authorities for years before 2017. For the year ended December 31, 2020, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

NOTE 6 – LEASES

Lessee Arrangements

On May 28, 2019, the Company amended its office lease to extend its lease term for an additional 125 months commencing on January 1, 2020 and continuing through May 31, 2020.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original terms of 12 months or less (short-term lease) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Right-of -use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

Balance Sheet Classification
Right-of-use assets $1,300,966

Lease liabilities $1,436,608

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2020 were as follows:

Year ending	Amount
2021	$ 148,000
2022	152,000
2023	157,000
2024	162,000
2025	167,000
Thereafter	800,000
	$ 1,586,000

Rent expense was $225,027 for the year ended December 31, 2020.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2020, the Company earned approximate $11,863 from commissions derived from trades involving these companies under the same control.

At December 31, 2020, there are no amounts due from and approximately $108,333 is due to Parent company.

During 2020, the Company recorded an expense of $466,663 related to commission referrals to the parent company.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $1,801,687 which was $1,701,687 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .2387 to 1 at December 31, 2020.

NOTE 9 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company adopted the provisions of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASC Topic 606). In accordance with ASC Topic 606, revenues are recognized when control of promised goods are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods that are promised within each contract and identifies those that contain performance obligations, and assesses whether each promised good is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The following table summarizes the Company's revenue, disaggregated by type of services for the year ending December 31, 2020:

Type of Services

Commissions Revenue	$ 1,279,433
Administrative Fees	655,406
Not in Scope of Topic 606	679,536
Total Revenue	$ 2,614,375

The following is a description of revenues within the scope of ASC Topic 606:

NOTE 9 - REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Commission Revenue: Commission revenues include riskless principal transactions, commissions and mutual funds commission and trading. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Administrative Fee: Assessed to customer accounts related to continuing account services. The fee of $350.00 per quarter is charged in arrears directly to the customer's account, at which time the performance obligation has been fulfilled. The administrative fee is comprised of various fees directly incurred by the Company associated with foreign and domestic clearance/execution and other rebillable services. This structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

Not in Scope of ASC Topic 606: Totals not in scope of ASC Topic 606 include other income generated by principal transactions of the Company's capital, remuneration to the Company by the Money Market Fund companies within the Company's clearing firm for customer sweep balances and other operating income.

The Company did not have any significant performance obligations as of December 31, 2020. The Company also did not have any material contract acquisition costs and did not make any significant judgements or estimates in recognizing revenue for financial reporting purposes.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2020

Total stockholder's equity	$ 6,438,240
Deductions and/or charges	
Net fixed assets	(1,461)
Other non-allowable assets	(4,490,610)
Net capital before haircuts on securities	1,978,193
Haircuts on securities	(145,943)
Net capital	$ 1,801,687
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued commissions – Related Parties	$ 108,333
Accrued expenses and other liabilities	186,106
Excess lease liabilities over right-of-use-asset	135,642
Total aggregate indebtedness	$ 430,081
Aggregate indebtedness to net capital	23.87%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	1,801,687
Excess net capital	$ 1,701,687
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 1,681,687

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2020 unaudited FOCUS Part IIA filings.

VENECREDIT SECURITIES, INC.
STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

VENECREDIT SECURITIES, INC.
EXEMPTION REPORT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Venecredit Securities Exemption Report

Venecredit Securities(the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. & 240.17a-5). This Exemption Report was prepared as required by 17 C.F.R & 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii): Who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books pertaining thereto pursuant to the requirements of 17 C.F.R. §240.17a-3 and §240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Venecredit Securities Inc.

I, Alvaro Frias, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Alvaro Frias
CEO/ Managing Director
March 30, 2021